SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: September 22, 2014

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   ☒              Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐              No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐              No   ☒

On September 22, 2014, Navios Maritime Partners L.P. (“Navios Partners”), through certain of its wholly-owned subsidiaries, entered into a term loan facility agreement of up to $56.0 million (divided into two tranches) with ABN AMRO Bank N.V. (the “Facility Agreement”). The Facility Agreement was entered into to finance a portion of the purchase price payable in connection with the acquisition of two container ships. Each tranche of the term loan facility is repayable in 20 equal quarterly installments of approximately $0.70 million, with a final balloon payment of $14.25 million on the last repayment date. The maturity date of each tranche is five years after the drawdown date of such tranche. The tranches of the term loan facility bear interest at LIBOR plus 300 bps per annum. The Facility Agreement also requires compliance with certain financial covenants. Among other events, it will be an event of default under the Facility Agreement if the financial covenants are not complied with. The Facility Agreement is attached as Exhibit 10.1 to this report and is incorporated herein by reference.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-192176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: September 30, 2014

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Facility Agreement for $56.0 million term loan facility, dated September 22, 2014